Sub-Item 77D: Policies with respect to security investments

Hartford Growth Opportunities HLS Fund

The fund may invest up to 25% of its total assets in foreign issuers and non-dollar securities.

Hartford U.S. Government Securities HLS Fund

The fund may utilize securities lending arrangements and reverse repurchase transactions. The fund may also utilize derivatives to manage portfolio risk or for other investment purposes.

Hartford Value Opportunities HLS Fund

The fund may invest up to 25% of its total assets in securities of foreign issuers and non-dollar securities.